08031790

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 27 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

UNIT
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 52947

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CONSILIUM PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 FEDERAL STREET
(No. and Street)

BOSTON, MA 02111
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD BRIGGS (617) 267-0600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WALD & INGLE P.C.
(Name – *if individual, state last, first, middle name*)

200 HIGH STREET BOSTON, MA 02110
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 02 2008 A
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GREGORY B. SNEDDON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CONSILIUM PARTNERS LLC, as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JEFFREY KENDZIOR
Notary Public
Commonwealth of Massachusetts
My Commission Expires June 28, 2013

Notary Public

Signature

PRESIDENT & CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONSILIUM PARTNERS LLC
AUDITED COMPUTATION OF NET CAPITAL
12/31/2007

Attachment A

Members' Equity (per balance sheet)		$125,753
Less nonqualified assets:		
Accounts receivable	$ 20,227	
Prepaid expenses	1,402	
Net property and equipment	11,654	
Rental deposits	17,335	
		50,618
Net Capital		$ 75,135

N.B.-The above was prepared and audited by Wald & Ingle, PC. In accordance with Sec. 240. 15c3-1

There were no material inadequacies or differences noted between the client's calculation and the audited calculation above

CONSILIUM PARTNERS LLC
CUSTOMER PROTECTION-RESERVES
12/31/2007

Attachment B

The broker/dealer(Consilium Partners LLC) is deemed exempt from the provisions of section 240. 15c3-3(Customer Protection-reserves and custody of securities).

The organization carries out no margin accounts and did not receive any funds from customers with their activities as a broker/dealer in connection with the sale, purchase, and or redemption of securities.

The organization did not hold funds or securities for, or owe money or securities to customers at any point during the year. The only funds received by the broker/dealer from customers were direct consulting and management fees based on signed contracts with the customer.